SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                    FORM 11K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT of 1934 (FEE REQUIRED) for the fiscal year ended December 31, 2003 or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT of 1934 (NO FEE REQUIRED) for the transition period from _____________ to _______________

COMMISSION FILE NUMBER     1-7891
                           ------

          A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                             DONALDSON COMPANY, INC.
                       EMPLOYEES' RETIREMENT SAVINGS PLAN

          B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             DONALDSON COMPANY, INC.
                              1400 WEST 94TH STREET
                          MINNEAPOLIS, MINNESOTA 55431

DONALDSON COMPANY, INC.
EMPLOYEES' RETIREMENT SAVINGS PLAN
FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
DECEMBER 31, 2003 AND 2002

DONALDSON COMPANY, INC.
EMPLOYEES' RETIREMENT SAVINGS PLAN
INDEX
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                                                                         PAGE(S)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.....................1

FINANCIAL STATEMENTS

Statement of Net Assets Available for Benefits
December 31, 2003 and 2002..................................................2

Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2003................................................3

Notes to Financial Statements.............................................4-7

SUPPLEMENTAL SCHEDULE

Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2003...........................................................8


Note: Other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Participants and Administrator of Donaldson Company, Inc.
Employees' Retirement Savings Plan


In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Donaldson Company, Inc. Employees' Retirement Savings Plan (the "Plan") at December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule referred to in the accompanying index is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ PricewaterhouseCoopers LLP


Minneapolis, Minnesota
June 23, 2004

DONALDSON COMPANY, INC.
EMPLOYEES' RETIREMENT SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2003 AND 2002
--------------------------------------------------------------------------------


                                                     2003           2002
Assets
Investments, at fair value
    Interest-bearing cash                        $     32,343    $      3,971
    Mutual funds                                  135,017,301      97,276,727
    Donaldson Company, Inc. common stock fund      49,223,743      32,419,115
    Participant loans                               3,185,225       3,048,038
                                                 ------------    ------------
             Total investments, at fair value     187,458,612     132,747,851
Receivables
    Investment income receivable                          400             355
                                                 ------------    ------------
                                                  187,459,012     132,748,206
LIABILITIES
Investment settlements payable                          2,687          15,665
                                                 ------------    ------------
Net assets available for benefits                $187,456,325    $132,732,541
                                                 ============    ============



























   The accompanying notes are an integral part of these financial statements.

DONALDSON COMPANY, INC.
EMPLOYEES' RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------


INVESTMENT INCOME
Interest and dividend income                                     $   3,390,811
Net appreciation of the fair value of investments                   38,800,633
                                                                 -------------
                                                                    42,191,444
                                                                 -------------
CONTRIBUTIONS
Employer                                                               170,203
Participants                                                        21,103,618
                                                                 -------------
                                                                    21,273,821
                                                                 -------------
DEDUCTIONS
Benefits paid to participants                                       (8,717,817)
Administrative expenses                                                (23,664)
                                                                 -------------
                                                                    (8,741,481)
                                                                 -------------
             Net increase in net assets available for benefits      54,723,784
NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year                                                  132,732,541
                                                                 -------------
End of year                                                      $ 187,456,325
                                                                 =============


























   The accompanying notes are an integral part of these financial statements.

DONALDSON COMPANY, INC.
EMPLOYEES' RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002
--------------------------------------------------------------------------------


1.       DESCRIPTION OF PLAN

         The Donaldson Company, Inc. Employees' Retirement Savings Plan (the "Plan") is a contributory defined contribution plan sponsored by Donaldson Company, Inc. (the "Company"). The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

         The following description of the Plan is provided for general information purposes only. Participants should refer to the summary plan description for a more complete description of the Plan's provisions.

         Fidelity Management Trust Company is the Plan's trustee (the "Trustee") and recordkeeper.

         ELIGIBILITY
         Employees are eligible to participate in the Plan upon employment, as defined by the Plan document.

         CONTRIBUTIONS
         Each year, eligible participants may contribute to the Plan up to 25% of pre-tax annual compensation, as defined by the Plan. Participants may also contribute amounts representing rollover distributions from other qualified retirement plans with the approval of the Administrative Committee.

         The Company may make discretionary contributions to the Plan from time to time. Discretionary contributions are allocated among the participants pro rata based upon total annual compensation of participants who have 1,000 hours of service in the Plan year and are in employment of the Company on the last day of the Plan year. The Company made no discretionary contributions for the year ended December 31, 2003.

         In connection with the Company's acquisition of AirMaze Corporation ("AirMaze") in November 1999, certain monies were placed in escrow pending finalization of the acquisition. Under the sale and purchase agreement, any monies released to the Company from the escrow account are to be contributed to former AirMaze employees participating in the Plan. During the Plan year ended December 31, 2002, amounts totaling $722,100 were released and contributed to the Plan as employer contributions. During the Plan year ended December 31, 2003, an additional $170,203 was contributed to the Plan as a final payment. These contributions were allocated to the former AirMaze employees participating in the Plan pro rata based on the number of shares of AirMaze stock each Participant had in the AirMaze Plan as of the acquisition date.

         PARTICIPANT ACCOUNTS
         Participants direct the investment of their contributions into various investment options offered by the Plan. If a participant does not allocate their contributions, the contributions are placed in the Fidelity Managed Income Portfolio II Fund. Company contributions are allocated among the investment options in the same manner as participant contributions.

DONALDSON COMPANY, INC.
EMPLOYEES' RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002
--------------------------------------------------------------------------------

         The allocation of the participant's contributions to the investment funds may be changed daily. There are no restrictions on transfers among or between the various investment options. Each participant's account is credited with his or her contributions, including rollover distributions, and his or her share of Company contributions, and an allocation of related investment earnings thereon. Allocation of investment earnings is based on the value of the participant's account at the close of each day.

         VESTING
         Participants are 100% vested in their accounts at all times.

         PAYMENT OF BENEFITS
         Upon termination of employment, disability or termination of the Plan, a participant or designated beneficiary will receive the vested portion of the participant's account balance in a lump-sum payment. Hardship withdrawals, as defined in the Plan document, are allowed at any time, subject to approval by the Plan.

         PARTICIPANT LOANS
         Under the Plan document, participants may borrow up to 50% of their account balance or $50,000, whichever is less. Loans must be repaid by the participant within five years, unless the loan is used to acquire the participant's primary residence in which case the term may not exceed ten years. The loan interest is one percent over the prime lending rate on the last business day of the month preceding the month in which the loan is granted. Interest rates on outstanding loans at December 31, 2003, ranged from 5.25% to 10.50%. Loans mature at various dates through September 2012 and are generally paid through monthly payroll deductions.

         PLAN TERMINATION
         The Company has the right under the plan agreement to amend or terminate the Plan. In the event of termination of the Plan, the assets of the Plan will be distributed to the participants in accordance with the Plan document.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         The accompanying financial statements have been prepared on an accrual basis. The following is a summary of significant policies which are in conformity with accounting principles generally accepted in the United States of America and are consistently followed by the Plan in the preparation of its financial statements.

         VALUATION OF INVESTMENTS
         Investments in mutual funds are stated at fair value based on quoted market prices. Participant loans are valued at estimated fair value, which consists of outstanding principal and any related accrued interest. Investments in the Donaldson Company, Inc. Common Stock Fund are valued based on the fair value of the underlying investments, primarily Donaldson Company, Inc. common stock, which is valued at quoted market prices.

DONALDSON COMPANY, INC.
EMPLOYEES' RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002
--------------------------------------------------------------------------------

         INVESTMENT EARNINGS
         Investment income is recorded as earned. Dividend income is recorded on the ex-dividend date. The Plan presents the net appreciation (depreciation) in the fair value of its investments in the Statement of Changes in Net Assets Available for Benefits. Net appreciation (depreciation) consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

         CONTRIBUTIONS
         Participant contributions are recorded in the period the employer makes the payroll deductions. Employer discretionary contributions, if any, are recorded in the period they are approved by the Company.

         BENEFITS PAID TO PARTICIPANTS
         Benefits paid to participants are recorded when paid.

         PLAN EXPENSES
         Investment management fees and administrative fees charged by the Trustee are paid by the Plan. All other expenses are paid by the Company, including legal, accounting and other services.

         USE OF ESTIMATES
         The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Ultimate results could differ from those estimates.

         RISKS AND UNCERTAINTIES
         The Plan provides for various investment options in various combinations of investment securities. Investment securities are exposed to various risk factors including, but not limited to, interest rates, market conditions and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statement of Net Assets Available for Benefits in future periods.

         CONCENTRATION OF MARKET RISK
         As of December 31, 2003 and 2002, approximately 26% and 24% of the Plan's net assets were invested in the Donaldson Company, Inc. Common Stock Fund, respectively. The underlying value of this fund is dependent on the performance of Donaldson Company, Inc. and the market's evaluation of such performance. It is at least reasonably possible that changes in the fair value of Donaldson Company, Inc. common stock in the near term could materially affect participants' account balances and the amounts reported in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

DONALDSON COMPANY, INC.
EMPLOYEES' RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002
--------------------------------------------------------------------------------


3.       INVESTMENTS

         The current value of individual investments that represent 5% or more of the Plan's net assets is as follows:

                                                         2003          2002

         Donaldson Company, Inc. Common Stock Fund   $ 49,223,743  $ 32,419,115
         Fidelity Managed Income Portfolio II Fund     39,448,813    32,486,923
         Fidelity Equity Income Fund                   34,570,063    25,451,498
         Fidelity Magellan Fund                        18,338,352    14,165,809
         Fidelity Contrafund                           16,304,415    11,466,592
         All other investments-individually
           less than 5%                                29,573,226    16,757,914
                                                     ------------  ------------
                                                     $187,458,612  $132,747,851
                                                     ============  ============

         During the year ended December 31, 2003, investments had net appreciation value as follows:

         Mutual funds                                              $ 18,811,811
         Donaldson Company, Inc. Common Stock Fund                   19,988,822
                                                                   ------------
                                                                   $ 38,800,633
                                                                   ============

4.       TAX STATUS

         The Plan has received a favorable determination letter from the Internal Revenue Service, dated October 20, 1995, stating that the Plan is designed in accordance with the applicable sections of the Internal Revenue Code (the "Code") and is therefore generally exempt from federal income taxes under provisions of Section 501(a). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

5.       RELATED PARTY TRANSACTIONS

         Participants have the option to direct their contributions to be invested in mutual funds which are sponsored by the Trustee, and a Company stock fund. The Trustee is authorized, under contract provisions and by exemption under 29 CFR 408(b) of ERISA regulations, to invest in securities under its control and in the Company. For the year ended December 31, 2003, purchases and sales of securities of the Company were $1,890,976 and $2,696,853, respectively.

                              SUPPLEMENTAL SCHEDULE

DONALDSON COMPANY, INC.
EMPLOYEES' RETIREMENT SAVINGS PLAN
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2003
EIN 41-0222640
PLAN NUMBER 007                                                       SCHEDULE I
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(A)               (B)                                      (C)                         (D)                 (E)
                                                DESCRIPTION OF INVESTMENT
            IDENTITY OF ISSUE,                INCLUDING THE MATURITY DATE,
             BORROWER, LESSOR                RATE OF INTEREST, COLLATERAL,                              CURRENT
             OR SIMILAR PARTY                    PAR OR MATURITY VALUE                COST**             VALUE

 *     Donaldson Company, Inc.         Common Stock Fund, 1,046,212 shares                           $  49,223,743

 *     Fidelity Management Trust       Managed Income Portfolio II Fund,
        Company                         39,448,813 units of participation                               39,448,813

 *     Fidelity Management Trust       Equity Income Fund, 694,876 units of
        Company                         participation                                                   34,570,063

 *     Fidelity Management Trust       Magellan Fund, 187,624 units of
        Company                         participation                                                   18,338,352

 *     Fidelity Management Trust
        Company                        Contrafund, 330,383 units of participation                       16,304,415

 *     Fidelity Management Trust
        Company                        Divers International Fund, 232,140 units                          5,599,214

 *     Fidelity Management Trust       Balanced Fund, 339,111 units of
        Company                         participation                                                    5,680,110

       Schroder U.S.                   Smaller Companies Fund, 325,526 units
                                        of participation                                                 5,553,481

 *     Fidelity Spartan U.S.           Equity Index Fund, 94,554 units of
                                        participation                                                    3,726,392

       Sterling                        Small Cap Value I Fund, 137,087 units                             2,305,800

       PIMCO                           Total Return Fund, 157,679 units                                  1,688,741

       Brokeragelink                   Growth Oriented Fund, 743,911 units                                 743,911

       Brokeragelink                   Interest bearing cash                                                32,343

       Turner                          Concentrated Growth Institutional Fund,
                                        116,867 units                                                      771,319

       FMI Knappenberger Partners      Emerging Growth Fund, 29,830 units                                  286,669

 *     Fidelity Management Trust
        Company                        Retiree Government Fund, 21 units                                        21

 *     Participants                    Participant loans receivable, interest
                                        rates from 5.25% to 10.50%, payable
                                        through September 2012                                           3,185,225
                                                                                                     -------------
                                                                                                     $ 187,458,612
                                                                                                     =============


*        Denotes party-in-interest.

** Historical cost information is omitted as it is not required by the Department of Labor under the instructions to the Form 5500 for participant directed accounts.

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                             DONALDSON COMPANY, INC.
                             -----------------------
                             EMPLOYEES' RETIREMENT SAVINGS PLAN
                             ----------------------------------
                                        (Name of Plan)


Date  June 28, 2004          By: Donaldson Company, Inc., the Plan Administrator



                             /s/ Thomas R. VerHage
                             --------------------------------------
                             Thomas R. VerHage
                             Vice President, Chief Financial Officer

                                  EXHIBIT INDEX

                           ANNUAL REPORT ON FORM 11-K



Exhibit 23        Consent of Independent Public Accountants